                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-12954


PROSPECTUS SUPPLEMENT
(to Prospectus dated December 7, 2000)


                                  $250,000,000
                                     [LOGO]
                               TURKIYE CUMHURIYETI
                            (The Republic of Turkey)

                              10.50% NOTES DUE 2008

                                  ------------

         The Republic of Turkey is offering $250,000,000 principal amount of its 10.50% Notes due January 13, 2008. The notes will constitute direct, general and unconditional obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the notes. The Republic will pay interest on July 13 and January 13 of each year, beginning on July 13, 2003.

         The notes will be fully fungible with, rank equally with, and form a single issue and series with, our $500,000,000 10.50% Notes due 2008, which were issued on November 13, 2002. The total principal amount of the previously issued notes and the notes now being issued will be $750,000,000.

         We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

                                   -----------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

                                                                        PER NOTE           TOTAL
                                                                        --------       -------------
Public Offering Price                                                   102.000%       $ 255,000,000
Underwriting Discount                                                     0.350%       $     875,000
Proceeds to the Republic of Turkey (1) (before expenses)                101.650%       $ 254,125,000

--------------------------

(1) Plus accrued and unpaid interest from and including November 13, 2002 to but excluding the delivery date, in the amount of $947,916.67. Purchasers of the notes will be entitled to receive the semi-annual regular interest payment on July 13, 2003.

         The underwriters are offering the notes subject to various conditions. The underwriters expect delivery of the notes on or about November 26, 2002, through the book-entry facilities of The Depository Trust Company.



JPMORGAN                                                    SALOMON SMITH BARNEY

November 22, 2002

         The Republic has made all reasonable inquiries and confirms that this prospectus supplement and the accompanying prospectus dated December 7, 2000, including the documents incorporated by reference, contain all information with respect to the Republic and the notes that is material in the context of the issue and offering of the notes, and that this information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein and therein are honestly held and that, to the best of the Republic's knowledge and belief, there are no other facts the omission of which would make any of this information or the expression of these opinions and intentions misleading. The Republic accepts responsibility accordingly.

         You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

         We are offering to sell the notes only in places where offers and sales are permitted.

         You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

                      ------------------------------------

                                TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Offering Summary..........................    S-3
Recent Developments.......................    S-5
Description of the Notes..................   S-11
Global Clearance and Settlement...........   S-14
Taxation..................................   S-18
Underwriting..............................   S-22
Legal Matters.............................   S-23

PROSPECTUS
Where You Can Find More Information......       2
Use of Proceeds..........................       2
Debt Securities..........................       3
Plan of Distribution.....................      12
Validity of the Securities...............      14
Official Statements......................      14
Authorized Agent.........................      14

                      ------------------------------------

         We are a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against us. See "Debt Securities - Governing Law and Consent to Service" in the accompanying prospectus.

         References to "TL" in this prospectus supplement are to the Turkish Lira, the Republic's official currency. References to "U.S.$," "$," "U.S. dollars" and "dollars" in this prospectus supplement are to lawful money of the United States of America.

                                OFFERING SUMMARY

         The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement, and the accompanying prospectus.

ISSUER...............................    The Republic of Turkey.

SECURITIES OFFERED...................    $250,000,000 principal amount of 10.50%
                                         Notes due January 13, 2008.

MATURITY DATE........................    January 13, 2008.

ISSUE PRICE..........................    102.0% of the principal amount of the
                                         notes plus accrued interest from and
                                         including November 13, 2002 to but
                                         excluding the delivery date.

INTEREST PAYMENT DATES...............    July 13 and January 13 of each year,
                                         commencing July 13, 2003.

STATUS AND RANKING...................    The notes will be fully fungible with,
                                         rank equally with, and form a single
                                         series with, our $500,000,000 10.50%
                                         Notes due 2008, which were issued on
                                         November 13, 2002. Following the
                                         issuance of the notes pursuant to this
                                         prospectus supplement, the aggregate
                                         principal amount of the 10.50% Notes
                                         due 2008 of the Republic will be
                                         $750,000,000.

                                         Upon issuance, the notes will be our
                                         direct unconditional and general
                                         obligations and will rank equally with
                                         our other external debt denominated in
                                         currencies other than Turkish Lira
                                         which is (i) payable to a person or
                                         entity not resident in Turkey and (ii)
                                         not owing to a Turkish citizen. See
                                         "Debt Securities - Status of the Debt
                                         Securities" and "Debt Securities -
                                         Negative Pledge" in the accompanying
                                         prospectus.

MARKETS..............................    The notes are offered for sale in those
                                         jurisdictions where it is legal to make
                                         such offers. See "Underwriting."

LISTING..............................    We have applied to list the notes on
                                         the Luxembourg Stock Exchange in
                                         accordance with its rules.

NEGATIVE PLEDGE......................    Clause (9) of the definition of
                                         Permitted Lien set forth on pages five
                                         and six of the accompanying prospectus
                                         shall read as follows for purposes of
                                         the notes: Liens on any assets (other
                                         than official holdings of gold) in
                                         existence on November 13, 2002,
                                         provided that such Liens remain
                                         confined to the assets affected thereby
                                         on November 13, 2002 and secure only
                                         those obligations so secured on
                                         November 13, 2002.

FORM.................................    The notes will be book-entry securities
                                         in fully registered form, without
                                         coupons, registered in the names of
                                         investors or their nominees in
                                         denominations of $1,000 and integral
                                         multiples of $1,000 in excess thereof.


CLEARANCE AND SETTLEMENT.............    Beneficial interests in the notes will
                                         be shown on, and transfer thereof will
                                         be effected only through, records
                                         maintained by The Depository Trust
                                         Company ("DTC") and its participants,
                                         unless certain contingencies occur, in
                                         which case the notes will be issued in
                                         definitive form. Investors may elect to
                                         hold interests in the
                                         notes through DTC, Euroclear Bank
                                         S.A./N.V. ("Euroclear") or Clearstream
                                         Banking Luxembourg, societe anonyme
                                         ("Clearstream Banking Luxembourg"), if
                                         they are participants in such systems,
                                         or indirectly through organizations
                                         that are participants in such systems.
                                         See "Global Clearance and Settlement."


PAYMENT OF PRINCIPAL AND INTEREST....    Principal and interest on the notes
                                         will be payable in U.S. dollars or
                                         other legal tender of the United States
                                         of America. As long as the notes are in
                                         the form of a book-entry security,
                                         payments of principal and interest to
                                         investors shall be made through the
                                         facilities of DTC. See "Description of
                                         the Notes - Payments of Principal and
                                         Interest" and "Global Clearance and
                                         Settlement - Ownership of Notes through
                                         DTC, Euroclear and Clearstream Banking
                                         Luxembourg."

DEFAULT..............................    The notes will contain events of
                                         default, the occurrence of which may
                                         result in the acceleration of our
                                         obligations under the notes prior to
                                         maturity. See "Debt Securities -
                                         Default; Acceleration of Maturity" in
                                         the accompanying prospectus.

SINKING FUND.........................    None.

PRESCRIPTION PERIOD..................    None.

USE OF PROCEEDS......................    We will use the net proceeds of the
                                         sale of the notes for general financing
                                         purposes, which may include the
                                         repayment of debt. The amount of net
                                         proceeds (before expenses and exclusive
                                         of accrued but unpaid interest) is
                                         $254,125,000.

FISCAL AGENT.........................    The notes will be issued pursuant to a
                                         fiscal agency agreement, dated as of
                                         December 15, 1998, between us and
                                         JPMorgan Chase Bank, as fiscal agent,
                                         paying agent, transfer agent and
                                         registrar.

TAXATION.............................    For a discussion of United States and
                                         Turkish tax consequences associated
                                         with the notes, see "Taxation" in this
                                         prospectus supplement. Investors should
                                         consult their own tax advisors in
                                         determining the foreign, U.S. federal,
                                         state, local and any other tax
                                         consequences to them of the purchase,
                                         ownership and disposition of the notes.

GOVERNING LAW........................    The notes will be governed by the laws
                                         of the State of New York, except with
                                         respect to the authorization and
                                         execution of the notes, which will be
                                         governed by the laws of the Republic of
                                         Turkey.

                               RECENT DEVELOPMENTS

POLITICAL CONDITIONS

         General elections for the Grand National Assembly (the "Assembly") were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly according to unofficial results. As a result of the elections, the Justice and Development Party (AKP) now has a simple majority in the Assembly. The Republican People's Party (CHP) is the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.

         The following table sets forth the official results of the November 3, 2002 elections by percent of total votes and seats won:

    POLITICAL PARTY                                    PERCENTAGE OF VOTE      NUMBER OF SEATS
    ---------------                                    ------------------      ---------------
    Justice and Development Party (AKP)                       34.3%                   363
    Republican People's Party (CHP)                           19.4%                   178
    Independent Candidates (no party affiliation)              1.0%                    9
    True Path Party (DYP)(1)                                   9.6%                    0
    Nationalist Action Party (MHP)(1)                          8.4%                    0
    Young Party (GP) (1)                                       7.3%                    0
    Democratic People's Party(1)                               6.2%                    0
    Others(2)                                                 14.0%                    0

     (1) Failed to obtain the requisite 10% of total votes; no seats in the Assembly.
     (2) Includes all other political parties that failed to obtain the requisite 10% of total votes.

         The official results of the election were published in the Official Gazette on November 10, 2002. President Ahmet Necdet Sezer appointed Mr. Abdullah Gul from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gul's cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 36 to 24. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government's program is expected to be approved by the Assembly on November 28, 2002.

         Prior to the general elections on November 3, 2002, Turkey was challenged by a weakened government and political uncertainty about its future. Prime Minister Bulent Ecevit, the leader of the three-party coalition government, was hospitalized twice in May. The then existing three-party coalition government consisted of the Democratic Leftist Party, the Motherland Party and the Nationalist Action Party. In July 2002, Mr. Ecevit's refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Leftist Party in the Assembly. As a result of the resignations, the three-party coalition lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550.

         After repeated refusals to hold elections before their scheduled date, Mr. Ecevit announced that general elections would be held in November, approximately 17 months before the scheduled general elections, pending approval by the Assembly. On July 31, 2002, the Assembly voted to hold elections on November 3, 2002.

         In July 2002, the New Turkey Party was formed by foreign minister Ismail Cem and deputy prime minister Husamettin Ozkan, both of whom resigned from the Democratic Leftist Party, as well as certain other former deputies of the Democratic Leftist Party. Economic minister Kemal Dervis resigned from his position on August 10, 2002, and, following his resignation, joined the Republican People's Party.


GENERAL

         On February 4, 2002, the International Monetary Fund (the "IMF") Board approved a new stand-by arrangement for 2002-2004 (the "2002-2004 Stand-By Arrangement") that consists of additional international lending of up to SDR(1)
12.8 billion consisting of approximately SDR 9.5 billion in new international lending and approximately SDR 3.3 billion available under the old stand-by arrangement. Of this amount, Turkey expected to receive SDR 11.2 billion from the IMF in 2002. Following the approval of the 2002-2004 Stand-By Arrangement, Turkey drew SDR 7.3 billion of the SDR 11.2 billion available for 2002.

         On April 15, 2002, Turkey drew its first tranche of the remaining SDR
3.9 billion available from the IMF in 2002, amounting to SDR 867.6 million, following the completion of the first review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. On June 28, 2002, Turkey drew its second tranche of SDR 867.6 million following completion of the second review and IMF Board approval, and on August 7, 2002, Turkey drew its most recent tranche of SDR 867.6 million, following the completion of the third review and IMF Board approval. The IMF and the Government have agreed to the conditions that will have to be satisfied before the remaining tranche of approximately SDR 1.3 billion IMF funds for 2002 under the 2002-2004 Stand-By Arrangement can be released. An IMF team visited Turkey in October 2002 to discuss the terms of the fourth review under the 2002-2004 Stand-By Arrangement. The fourth review is expected to take place when an IMF team visits Turkey in mid-December 2002. The remaining tranche of approximately SDR 1.3 billion (as of the date of this prospectus supplement, approximately $1.73 billion) is expected to be released following completion of the fourth review and IMF Board approval.

         In addition, Turkey expects to receive approximately $2.9 billion from the International Bank for Reconstruction and Development (the "IBRD") and the International Development Association (the "IDA" and together with the IBRD, the "World Bank") in 2002 in connection with its structural reforms of the financial, economic and agricultural sectors. The release of such funding is linked to Turkey's continued efforts to liberalize such sectors and curtail public expenditures. On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey. The loan is to be disbursed in three tranches of approximately $450 million each, based on the satisfaction of certain agreed actions. On August 16, 2002, Turkey drew its first tranche of $437 million. In addition, on July 26, 2002, Turkey and the World Bank signed a $300 million loan agreement to support the Government's basic education program over the next three years.

         On November 7, 2002, Standard and Poor's B- rating outlook for Turkey, which had been changed from stable to negative on July 9, 2002, was changed from negative to stable. On July 10, 2002, Moody's B1 rating outlook for Turkey, which had been changed from negative to stable on January 15, 2001, was changed from stable to negative.

         The Tobacco Law and the Public Procurement Law were approved by the Assembly on January 3, 2002 and January 4, 2002, respectively. The Tobacco Law is intended to foster competition in the tobacco market and includes new arrangements for the privatization of Tekel, the state-owned alcohol and tobacco monopoly. The Public Procurement Law is intended to regulate the tender process for public contracts and strengthen the transparency and efficiency of such tenders. On March 28, 2002, the Assembly approved the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749). The Law Regarding the Regulation of Public Finance and Debt Management establishes, among other things, the rules for, and limitations on, public sector domestic and foreign borrowing and the issuance of debt guarantees by the Government.

--------
(1) The Special Drawing Right (SDR) serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.33056 on November 22, 2002.

         In January 2002, the Assembly also passed Law No. 4743, which amends certain provisions of the Banking Law to enable the Government to offer limited financial assistance, on a one-time basis, to strengthen the capital base of banks that meet certain capital adequacy ratios. A three-phase audit process, by which the targets for, and the amounts of, this limited financial assistance, was completed in June 2002. Based on the audit, the Banking Regulation and Supervision Agency (the "BRSA") approved the takeover of one bank (Pamukbank) by the Savings Deposit Insurance Fund (the "SDIF"). The BRSA informed 26 other banks of the capital shortfalls for such banks (TL1,326 trillion) which will have to be raised by such banks. As of September 13, 2002, the banks had raised a total of TL1,102 trillion of the total TL1,326 trillion capital shortfall. The remaining financial assistance to be made available by the Government will be within the financial targets set by the Government and is not expected to have a material impact on the Government's budget.

KEY ECONOMIC INDICATORS

     o Real gross national product ("GNP") declined 9.4% in 2001, compared to the original forecasted decline of 5.5%.

     o For the year ended December 31, 2001, real gross domestic product ("GDP") declined by 7.4%. In the first and second quarters of 2002, GDP rose 1.9% by and 8.2%, respectively. The Government's target for growth in 2002 is 5.1%.

     o From January 2002 to October 2002, the wholesale price index ("WPI") increased by 25.5% and the consumer price index ("CPI") increased by 24%. The Government's current targets for WPI and CPI for 2002 are 35% and 31%, respectively.

     o In October 2002, the annual inflation rate for WPI and CPI were 36.1% and 33.4%, respectively.

     o In October 2002, WPI increased by 3.1% and CPI increased by 3.3%. In September 2002, WPI increased by 3.1% and CPI increased by 3.5%.

     o On November 21, 2002, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,572,025 per U.S. dollar, compared to an exchange buying rate of TL1,419,644 per U.S. dollar on September 4, 2001.

     o On November 12, 2002, the Government offered an interest rate of 48.23% for three-month Treasury bills, compared to an interest rate of 55.5% for three-month Treasury bills on October 21, 2002.

     o The industrial production index grew 10.8% in September 2002 compared to September 2001.

     o The unemployment rate, which was 8.0% in the third quarter of 2001, 10.6% in the fourth quarter of 2001, 11.8% in the first quarter of 2002 and 9.6% in the second quarter of 2002, increased to 9.9% in the third quarter of 2002.

     o In the third quarter of 2002, official unemployment was 2,373,000, compared to 2,217,000 in the second quarter of 2002.

TOURISM

     o From January to September 2002, tourism revenues increased to approximately $9,623 million from approximately $8,266 million during the same period in 2001.

     o From January to September 2002, the number of foreign visitors to Turkey increased by approximately 10.1% to approximately 10,607,510 from approximately 9,635,203 during the same period in 2001.

     o In September 2002, the number of foreign visitors to Turkey increased by 22.9%, compared to the same month of the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

         Between January and August 2002, the trade deficit amounted to approximately $4.2 billion, as compared to approximately $3.5 billion in the same period in 2001. The current account balance produced a deficit of approximately $246 million between January and August 2002, as compared to a surplus of approximately $2 billion in the same period in 2001.

         As of November 1, 2002, total gross international reserves were approximately $38.3 billion (compared to $33.1 billion as of December 28, 2001), Central Bank reserves were approximately $25.6 billion (compared to $18.7 billion as of December 28, 2001), commercial bank reserves and special finance house reserves were approximately $11.7 billion (compared to $13.4 billion as of December 28, 2001) and gold reserves were approximately $1.0 billion (compared to $1.0 billion as of December 28, 2001). As of November 15, 2002, Central Bank reserves were approximately $26.0 billion.

PUBLIC FINANCE AND BUDGET

     o For the year ended December 31, 2001, consolidated budget expenditures were approximately TL79,856 trillion and consolidated budget revenues were approximately TL51,090 trillion, compared to approximately TL46,193 trillion and TL33,189 trillion during the same period in 2000, respectively.

     o From January to September 2002, consolidated budget expenditures were approximately TL79,014 trillion and consolidated budget revenues were approximately TL52,770 trillion, compared to approximately TL54,607 trillion and TL35,891 trillion during the same period in 2001, respectively.

     o In the January to September 2002 period, the consolidated budget deficit was approximately TL26,244 trillion, compared to TL18,716 trillion during the same month in 2001.

     o In the January to September 2002 period, the primary surplus reached approximately TL13,077 trillion, compared to TL10,799 trillion in the same period of 2001.

     o For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or 6.9% of GNP. The primary surplus is targeted to be 6.5% of GNP in 2002.

PRIVATIZATION

         The second public offering of shares in Petrol Ofisi (a petroleum distribution company) was completed in March 2002. In that public offering, 16.5% of the shares of Petrol Ofisi were sold for $168 million. The remaining 25.8% stake in Petrol Ofisi was privatized through a block sale of stock to IS Dogan Petrol Yatirimlari A.S. in July 2002.

         The Government originally planned to close the third public offering of TUPRAS (a petroleum refining company) by the end of June 2002. However, the offering has been postponed as a result of unfavorable market conditions.

         The planned privatization of Turkiye Vakiflar Bankasi T.A.O. has also been postponed because none of the potential bidders could satisfy the condition that the bank be purchased as a whole.

         A privatization plan for TEKEL's tobacco and alcohol entities is expected to be submitted to the Privatization High Council in November 2002. A privatization plan for SEKER (a sugar company) has been submitted to the Privatization High Council and is expected to be approved by the end of 2002, at which time preliminary action for the privatization should be completed.

         The advisor for the revaluation of Turk Telecom was selected in August 2002 and the privatization plan is expected to be submitted to the Council of Ministers in March 2003.

BANKING SYSTEM

         In December 2001, the banking licenses of three banks previously taken over by the SDIF, Iktisat Bankasi T.A.S., Etibank A.S. and Kentbank A.S., were revoked. On January 11, 2002, the SDIF sold all of its shares in Sitebank A.S. to NovaBank S.A. (Greece). On June 19, 2002, Pamukbank was taken over by the SDIF. The banking license of Toprakbank was revoked by the BRSA on September 26, 2002 and, following the revocation, Toprakbank was merged with Bayindirbank. The BRSA accepted Denizbank's bid regarding the purchase of Tarisbank as of October 10, 2002. The share transfer agreement regarding the purchase of Tarisbank by Denizbank A.S. was signed on October 21, 2002 and the share transfer was finalized as of October 25, 2002. It is expected that the merger of Tarisbank (Milli Aydin Bankasi T.A.S.) with Denizbank A.S will be finalized as of December 31, 2002. As of November 1, 2002, the SDIF had taken over 20 private banks since 1997. On November 22, 2002, the Council of State suspended the BRSA's resolution regarding the takeover of Pamukbank by the SDIF. Currently, there are three banks under the control of the SDIF (Turk Ticaret, Tarisbank (final transfer to Denizbank to be completed on December 31, 2002) and Bayindirbank).

         On June 21, 2002, the BRSA issued the final regulation on the new accounting standards to ensure that the year-end balance sheets of all banks comply with International Accounting Standards for 2002.

DEBT

         Turkey's total internal debt was approximately TL144,184 trillion as of October 2002, compared to TL109,305 trillion as of October 2001. During the period from January to October 2002, the average maturity of Turkish internal public debt was 8.6 months, compared to 4.5 months in the same period of 2001. The average annual interest rate on internal public debt on a compounded basis was 67.3% as of October 2002, compared to 105.8% as of October 2001. Turkey's external debt was approximately $125,877 billion in the second quarter of 2002, compared to $115,084 billion as of the end of 2001. Since December 31, 2001, Turkey has issued the following external debt:

     o $600 million of global notes on January 22, 2002, with a maturity of ten years and an 11 1/2% interest rate.

     o $250 million of global notes on February 19, 2002, with a maturity of five years and an 11 3/8% interest rate.

     o $600 million of global notes on March 19, 2002, with a maturity of six years and a 9.875% interest rate.

     o Euro 750 million of Eurobonds on May 7, 2002, with a maturity of five years and a 9.75% interest rate.

     o $500 million of global notes on November 13, 2002, with a maturity of five years and two months and a 10.50% interest rate.

INTERNATIONAL RELATIONS

         EC Regulation 2500/2001, which governs pre-accession financial assistance to Turkey, became effective as of January 1, 2002. Although Turkey is not able to benefit from structural funds like other candidate countries, Turkey received approximately Euro 125.5 million in 2002 from the European Union (the "EU"). For the 2003-2007 period, Turkey expects to receive approximately Euro 127 million per year from the EU.

         On August 2, 2002, the Assembly approved legislation drafted to harmonize Turkey's laws with those of the EU. The legislation abolishes the death penalty except in war or near-war conditions, grants the right to conduct broadcasting and education in languages other than Turkish and increases the rights of religious minorities. The legislation seeks to satisfy several conditions required before accession talks between the EU and Turkey may begin.

         The EU, in its regular report published in October 2002, indicated that Turkey has made progress towards complying with the political criteria established for accession to the EU and particularly highlighted the recent amendments to the Turkish Constitution.

         Turkey is currently commanding the peacekeeping force in Afghanistan and remains important in possible U.S. military actions against Iraq. Although a strong U.S. ally, Turkey has expressed certain reservations regarding military action against Iraq. In the event military action against Iraq is undertaken, Turkey is expected to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

         On June 20, 2002, Sen. John B. Breaux (D-La.) introduced legislation that would provide duty-free access to the U.S. market for products produced in designated "industrial zones" in Turkey. The legislation, called the Turkish-Israeli Economic Enhancement Act, would allow Turkey to participate in the Qualifying Industrial Zone program established in 1996 to facilitate economic cooperation between Israel, Egypt and Jordan. The proposed bill would cover certain Turkish-made products but would not include textiles.

         On November 11, 2002, the United Nations released a new peace plan for Cyprus, which contemplates a unified island.

                            DESCRIPTION OF THE NOTES

         The notes will be issued pursuant to and will be subject to the fiscal agency agreement dated December 15, 1998 between the Republic and JPMorgan Chase Bank as fiscal agent. The Republic has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

         The following description and the description in the accompanying prospectus contain a summary of the material provisions of the notes and the fiscal agency agreement. The Republic has filed a copy of the fiscal agency agreement and the form of notes with the SEC and at the office of the fiscal agent in New York City.

GENERAL TERMS OF THE NOTES

     The notes:

     o    will be issued in an aggregate principal amount of $250,000,000.

     o    will mature at par on January 13, 2008.

     o    will bear interest at 10.50% from November 13, 2002.

     o will pay interest semi-annually in arrears in equal installments on July 13 and January 13 of each year, commencing on July 13, 2003, to be paid to the person in whose name the note is registered at the close of business on the preceding June 28 or December 29.

     o will be fully fungible with, rank equally with, and form a single series with, our $500,000,000 10.50% Notes due 2008, which were issued on November 13, 2002.

     o upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally with our other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See "Debt Securities - Status of the Debt Securities" and "Debt Securities - Negative Pledge" in the accompanying prospectus.

     o will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream Banking Luxembourg.

     o will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

     o will only be available in definitive form under certain limited circumstances.

PAYMENTS OF PRINCIPAL AND INTEREST

         The Republic will make payments of principal and interest on the notes in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the beneficial holders of the notes. The Republic expects that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants.

FISCAL AGENT

         The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent's relief from responsibility for actions that it takes.

PAYING AGENTS; TRANSFER AGENTS; REGISTRAR

         The Republic has initially appointed JPMorgan Chase Bank as paying agent, transfer agent and registrar. The Republic may at any time appoint new paying agents, transfer agents and registrars. The Republic, however, will at all times maintain:

     o    a principal paying agent in New York City, and

     o a registrar in New York City or another office as designated by the fiscal agent.

DEFINITIVE NOTES

         The Republic will issue notes in definitive form only if DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary, or ceases to be a "clearing agency" registered under the Securities Exchange Act of 1934.

         Payments will be made on any definitive notes at the global trust services office of the fiscal agent in New York City or the paying agent in Luxembourg. You will not be charged a fee for the registration of transfers or exchanges of definitive notes. You may transfer any definitive registered note, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent. The fiscal agent will exchange without charge definitive notes of the same series of authorized denominations of like tenor as the portion of the global note submitted for exchange.

         The Republic will replace any mutilated, destroyed, stolen or lost note or coupon at your expense upon delivery to the fiscal agent or the transfer agent in Luxembourg of the note or coupon or evidence of its destruction, loss or theft satisfactory to the Republic and the fiscal agent, who may also require an indemnity at your expense.

NOTICES

         Notices will be sent to DTC, or its nominee, as the holder thereof, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

         If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, the Republic will also publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg. The Republic expects that it will initially make such publication in the Luxemburger Wort.

FURTHER ISSUES OF THE NOTES

         The Republic may, without the consent of the holders of the notes, create and issue further notes with the same terms and conditions as the notes (or the same except for the amount of the first interest payment and the issue price).

PURCHASE OF NOTES BY THE REPUBLIC

         The Republic may at any time purchase any of the notes in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of the notes alike. All notes that are purchased by or on behalf of the Republic may be held by the Republic or surrendered to the fiscal agent for cancellation, but may not be resold.

GENERAL INFORMATION

         1. The Republic has full power and authority to issue securities, such as the notes, outside Turkey for any and all purposes, under Article 4 and
Article 7 of the Law of the Republic Regarding the Regulation of Public Finance and Debt Management (Law No. 4749).

         2. The Republic has applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

         3. The notes have been accepted for clearance through DTC, Euroclear and Clearstream Banking Luxembourg (Common Code: 015805013; ISIN No.:
US900123AQ37; CUSIP No.: 900123AQ3).

         4. If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the fiscal agency agreement, this prospectus supplement and the accompanying prospectus, including the documents incorporated therein by reference, will be available free of charge at the offices of the special agent in Luxembourg. The Republic will promptly provide notice of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent, special agent or registrar.

         5. The Republic will not appoint a paying and transfer agent in Luxembourg until such time, if any, as the notes are listed on the Luxembourg Stock Exchange and definitive notes are issued. The Republic will, when the notes are listed on the exchange, appoint Kredietbank S.A. Luxembourgeoise as its special agent in Luxembourg for so long as the notes are in book-entry form, and, upon the issuance of definitive notes, the Republic will appoint a transfer and paying agent located in Luxembourg. The special agent or, as the case may be, the transfer and paying agent in Luxembourg will act as an intermediary between the holders and the Republic. So long as the notes are listed on the exchange, the Republic will maintain a special agent or a paying and transfer agent in Luxembourg. The holder may transfer a note in definitive form when the note is presented at the specified offices of the registrar or the transfer agent, together with any other evidence that they may require. In the case of a transfer of part of a note, the registrar or transfer agent will issue a new note in definitive form to the transferee and a second note in respect of the balance of the note to the transferor.

         6. The Republic has represented and warranted that as of the offering date no litigation or administrative proceeding is pending or, to its knowledge, threatened against or affecting it (a) in which there is a reasonable possibility of an adverse decision that would materially affect its ability to perform its obligations in respect of the fiscal agency agreement or the notes or (b) that questions the legality, validity or binding effect of the fiscal agency agreement or the notes.

         7. The Republic will cause notice of any resignation, termination or appointment of any paying agent or transfer agent or the fiscal agent and of any change in the office through which such agent will act to be given as provided under "Notices" above.

                         GLOBAL CLEARANCE AND SETTLEMENT

         The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream Banking Luxembourg, but the Republic takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC's, Euroclear's or Clearstream Banking Luxembourg's performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

INTRODUCTION

The Depository Trust Company

         DTC is:

         o A limited-purpose trust company organized within the meaning of the New York Banking Law;

         o   a "banking organization" under the New York Banking Law;

         o   a member of the Federal Reserve System;

         o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

         o a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

         DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.

         According to DTC, the foregoing information about DTC has been provided to us for informational purposes only and is not a representation, warranty or contract modification of any kind.

Euroclear and Clearstream Banking Luxembourg

         Like DTC, Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.

Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg

         The Republic will issue the notes in the form of a fully registered book-entry security, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

You may hold your beneficial interests in the book-entry security through Euroclear or Clearstream Banking Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Banking Luxembourg will hold their participants' beneficial interests in the book-entry security in their customers' securities accounts with their depositaries.

         These depositaries of Euroclear and Clearstream Banking Luxembourg in turn will hold such interests in their customers' securities accounts with DTC.

         The Republic and the fiscal agent generally will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holders, the Republic and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including DTC, Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry security, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

         DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Euroclear's or Clearstream Banking Luxembourg's ability to take actions as a holder under the notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.

         The fiscal agent will not charge you any fees for the notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

TRANSFERS WITHIN AND BETWEEN DTC, EUROCLEAR AND CLEARSTREAM BANKING LUXEMBOURG

Trading Between DTC Purchasers and Sellers

         DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Banking Luxembourg Participants

         Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream Banking Luxembourg Purchaser

         When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream Banking Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant's account and the notes will be credited to the depositary's account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream Banking Luxembourg, Euroclear or Clearstream Banking Luxembourg will credit the notes, in accordance with its usual procedures, to the participant's account, and the participant will then credit the purchaser's account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from Euroclear's or Clearstream Banking Luxembourg's account will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

         Participants in Euroclear and Clearstream Banking Luxembourg will need to make funds available to Euroclear or Clearstream Banking Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream Banking Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream Banking Luxembourg until the notes are credited to their accounts one day later.

         As an alternative, if Euroclear or Clearstream Banking Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream Banking Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream Banking Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant's account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant's overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream Banking Luxembourg charges) to each participant.

         Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring notes to the depositaries of Euroclear or Clearstream Banking Luxembourg for the benefit of Euroclear or Clearstream Banking Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Banking Luxembourg Seller and DTC Purchaser

         Due to time zone differences in their favor, Euroclear and Clearstream Banking Luxembourg participants can use their usual procedures to transfer notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to credit the notes to the DTC participant's account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Banking Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if the settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

         If the Euroclear or Clearstream Banking Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream Banking Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

         Finally, a day trader that uses Euroclear or Clearstream Banking Luxembourg and that purchases notes from a DTC participant for credit to a Euroclear or Clearstream Banking Luxembourg accountholder should bond that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

         (a) borrowing through Euroclear or Clearstream Banking Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream Banking Luxembourg account) in accordance with the clearing system's customary procedures;

         (b) borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower's Euroclear or Clearstream Banking Luxembourg account in order to settle the sale side of the trade; or

         (c) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream Banking Luxembourg accountholder.

                                    TAXATION

UNITED STATES

         The following discussion describes the material U.S. federal income tax consequences of your purchase, ownership and disposition of a note. This discussion assumes that you (i) hold notes as capital assets (generally, assets held for investment), (ii) were the initial purchaser of those notes, and (iii) acquired the notes at their issue price. This discussion also assumes that you are not subject to any special U.S. federal income tax rules, including, among others, the special tax rules applicable to:

         o    dealers in securities or currencies;

         o    banks or life insurance companies;

         o    persons subject to the alternative minimum tax;

         o persons that do not use the U.S. dollar as their functional currency; or

         o    tax-exempt organizations.

         Finally, this discussion assumes that you are not using a note as part of a more complex transaction, such as a "straddle" or a hedging transaction. If any of these assumptions are not correct in your case, the purchase, ownership or disposition of a note may have U.S. federal income tax consequences for you that are not covered in this discussion.

         This discussion does not cover any state, local or foreign tax issues. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations, rulings and judicial decisions interpreting the Code as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified, possibly retroactively, so the discussion below might not be reliable in the future. You should consult your own tax advisor concerning the federal, state, local, foreign and other tax consequences to you of the purchase, ownership or disposition of notes.

U.S. Holders

         This section applies to you if you are a "U.S. Holder," meaning that you are the beneficial owner of a note and you are:

         o a citizen or resident of the United States for U.S. federal income tax purposes;

         o a corporation created or organized in or under the laws of the United States or any state thereof;

         o an estate whose income is subject to U.S. federal income taxation regardless of its source;

         o a trust if a court within the United States is able to exercise primary jurisdiction over your administration and one or more "United States persons" (as defined in the Code) have authority to control all your substantial decisions, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust; or

         o a partnership, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

         Payments of Interest. Payments of interest, including additional amounts, if any, on a note generally will be taxable to you as ordinary interest income. If you generally report your taxable income using the accrual method of accounting, you must include payments of interest in your income as they accrue. If you generally report your taxable income using the cash method of accounting, you must include payments of interest in your income when you receive them.

         Interest paid on notes generally will be categorized as passive income or, in certain cases, as financial services income from a foreign source for purposes of the foreign tax credit provisions of the Code.

         Treatment of Premium. If the issue price of the notes is greater than their principal amount, you will be considered to have purchased the note at a premium. You generally may elect to amortize this premium over the term of the note. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the note's overall yield to maturity and (b) your purchase price for the note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the note and to all debt instruments that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the Internal Revenue Service's consent to a change.

         If you do not make the election to amortize premium on a note and you hold the note to maturity, you will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the note before maturity, the premium will be included in your "tax basis" in the note, as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the note.

         Pre-issuance Interest. The notes will be issued with pre-issuance accrued interest. You may treat the notes, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the notes.

         Purchase, Sale and Retirement of Notes. If you sell or otherwise dispose of a note, you generally will be required to report a capital gain or loss equal to the difference between your "amount realized" and your "tax basis" in the note. Your "amount realized" will be the value of what you receive for selling or otherwise disposing of the note, other than amounts that represent interest that is due to you but that has not yet been paid, which will be taxed to you as interest. Your "tax basis" in the note will equal the amount that you paid for the note, decreased (but not below zero) by any amortized premium (as discussed above) and by any cash payments of principal that you have received with respect to the note.

         This gain or loss generally will be long-term capital gain or loss if, at the time you sell or dispose of the note, you have held the note for more than one year. The gain or loss will be short-term capital gain or loss if you held the note for one year or less. If you are not a corporation, you will generally pay less federal income tax on long-term capital gain than short-term capital gain. Limitations may apply to your ability to deduct a capital loss. Any capital gains or losses that arise when you sell or dispose of a note generally will be treated as U.S. source income or loss allocable to U.S. source income for purposes of the foreign tax credit provisions of the Code.

Non-U.S. Holders

         This section applies to you if you are a "Non-U.S. Holder," meaning that you are a beneficial owner of a note that is not a "U.S. Holder" as defined in the previous section. You, as a Non-U.S. Holder, will not be subject to U.S. federal income tax on interest that you receive on a note unless you are engaged in a trade or business in the United States and the interest on the note is treated as "effectively connected" for tax purposes to that trade or business. If you are engaged in a U.S. trade or business and the interest income is deemed to be effectively connected with that trade or business, you would generally be subject to U.S. federal income tax on that interest in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, your interest income may increase your liability under the U.S. branch profits tax.

         You will not be subject to U.S. federal income tax or withholding tax for any capital gain that you realize when you sell a note if:

         o that gain is not effectively connected for tax purposes to any U.S. trade or business you are engaged in; and

         o you are an individual and (A) are not in the United States for 183 days or more in the taxable year in which you sell the note or (B) do not have a tax home (as defined in the Code) in the United States in the taxable year in which you sell the note and the gain is not attributable to any office or other fixed place of business that you maintain in the United States.

Backup Withholding and Information Reporting

         In general, if you are not a corporation or otherwise exempt, information reporting requirements will apply to payments of principal and interest to you if such payments are made within the United States or by or through a custodian or nominee that is a "U.S. Controlled Person," as defined below. "Backup withholding" will apply to such payments of principal and interest if you fail to provide an accurate taxpayer identification number, if you fail to certify that you are not subject to backup withholding, if you fail to report all interest and dividend income required to be shown on your federal income tax returns or if you fail to demonstrate your eligibility for an exemption.

         If you are a Non-U.S. Holder, you are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from U.S. federal income tax), but you may be required to comply with certification and identification procedures in order to prove your exemption. If you hold a note through a foreign partnership, these certification procedures would generally be applied to you as a partner.

         If you are paid the proceeds of a sale or redemption of a note effected at the U.S. office of a broker, you will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a "U.S. Controlled Person," as defined below. A U.S. Controlled Person is:

         o    a "United States person" (as defined in the Code);

         o a controlled foreign corporation for U.S. federal income tax purposes;

         o a foreign person 50% or more of whose gross income is effectively connected for tax purposes with a U.S. trade or business for a specified three-year period; or

         o a foreign partnership in which "United States persons" (as defined in the Code) hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

         Any amounts withheld under the backup withholding rules from a payment to you will generally be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the Internal Revenue Service.

THE REPUBLIC OF TURKEY

         Turkish law, as presently in effect, does not require deduction or withholding for or on account of taxes on payment of principal at maturity or on the redemption date or payment of interest to a holder of any notes.

PROPOSED EUROPEAN UNION DIRECTIVE ON TAXATION OF CERTAIN INTEREST PAYMENTS

         The European Union is currently considering proposals for a new directive regarding the taxation of savings income. According to the most recently available information, it is proposed that, subject to a number of important conditions being met, member states will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state, subject to the right of certain individual member states (including Luxembourg) to opt instead for a withholding system for a transitional period in relation to such payments. The proposals are not yet final, and they may be subject to further amendment and/or clarification. You should consult your own tax advisors regarding the potential adoption and application of the proposed directive or any similar directive.

                                  UNDERWRITING

         We and the underwriters have entered into an underwriting agreement, dated as of November 22, 2002, relating to the offering and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of notes that appears opposite the name of such underwriter in the table below:

                                                               PRINCIPAL
        UNDERWRITER                                             AMOUNT
        -----------                                        --------------
        J.P. Morgan Securities Inc......................   $  125,000,000
        Salomon Smith Barney Inc........................   $  125,000,000
                     Total .............................   $  250,000,000

         The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. These obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

         The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus an underwriting discount of up to 0.350% of the principal amount. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

         In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

         The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

         In connection with this offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

         In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may engage in the future, in investment and commercial banking transactions with us. The fiscal agent, JPMorgan Chase Bank, is an affiliate of J.P. Morgan Securities Inc.

                                  LEGAL MATTERS

         Certain legal matters will be passed upon for the Republic by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey. The validity of the notes will be passed upon for the Republic by Arnold & Porter, New York, New York, special United States counsel for the Republic, and for the underwriters by Clifford Chance US LLP, New York, New York, United States counsel to the underwriters. All statements in this prospectus supplement with respect to matters of Turkish law have been passed upon for the Republic by the First Legal Advisor, and for the underwriters by Pekin & Pekin, Istanbul, Turkey. In rendering their opinions, Arnold & Porter will rely as to all matters of Turkish law upon the First Legal Advisor and Clifford Chance US LLP will rely as to all matters of Turkish law upon Pekin & Pekin.

                      (This page intentionally left blank)

PROSPECTUS


                             THE REPUBLIC OF TURKEY


                                 $5,000,000,000


                                 DEBT SECURITIES

         Turkey may offer up to $5,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

         Turkey may offer its debt securities from time to time as separate issues. Turkey will provide a prospectus supplement describing the amounts, prices and terms of the debt securities it is offering. You should read this prospectus and any prospectus supplement carefully before you invest.

         Turkey may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

                                  ------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Turkey has not authorized anyone to provide you with different or additional information. Turkey is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

                                  ------------

         The date of this prospectus is December 7, 2000.

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Where You Can Find More Information......................................     2
Use of Proceeds..........................................................     2
Debt Securities..........................................................     3
Plan of Distribution.....................................................    12
Validity of the Securities...............................................    14
Official Statements......................................................    14
Authorized Agent.........................................................    14

                       WHERE YOU CAN FIND MORE INFORMATION

         Turkey voluntarily files annual reports with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Turkey and may be accompanied by exhibits. You may read and copy any document Turkey files with the SEC at the SEC's public reference rooms in Washington,. D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC allows Turkey to "incorporate by reference" the information Turkey files with it. This means that Turkey can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Turkey incorporates by reference Turkey's Annual Report on Form 18-K for the year ended December 31, 1999. Turkey also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Turkey files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

         You may request a free copy of these filings by writing to Turkey's Economic Counselor at the following address:

                               Economic Counselor
                                Embassy of Turkey
                          2525 Massachusetts Avenue, NW
                             Washington, D.C. 20008

                                 USE OF PROCEEDS

         Unless otherwise specified in the applicable prospectus supplement, Turkey will use the net proceeds from the sale of the debt securities for the general financing purposes of Turkey, which may include the repayment of debt.

                                 DEBT SECURITIES

         Turkey may issue debt securities, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Turkey and a fiscal agent. Turkey has filed a copy of the form of fiscal agency agreement as an exhibit to the registration statement (of which this prospectus is a part). The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

         In this description of debt securities, you will see some initially capitalized terms. These terms have very particular legal meanings, and you can find their definitions under the heading "Definitions" below.

GENERAL

The prospectus supplement that relates to your debt securities will specify the following terms:

         o    the specific title or designation of the debt securities;

         o    the principal amount of the debt securities;

         o    the price of the debt securities;

         o the stated maturity date on which Turkey agrees to repay principal;

         o the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

         o    the dates on which any interest payments are scheduled to be made;

         o    the date or dates from which any interest will accrue;

         o the record dates for any interest payable on an interest payment date;

         o whether and under what circumstances and terms Turkey may redeem the debt securities before maturity;

         o the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, a foreign currency or units of two or more currencies;

         o whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

         o whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed; and

         o    any other terms of the debt securities.

         If applicable, the prospectus supplement may also describe any United States federal or Turkish income tax consequences and special considerations applicable to that particular series of debt securities.

STATUS OF THE DEBT SECURITIES

         The debt securities will be direct, unconditional, unsecured and general obligations of Turkey without any preference one over the other. Turkey will pledge its full faith and credit for the due and punctual payment of principal of and interest on the debt securities and for the timely performance of all its obligations with respect to the debt securities.

         The debt securities of any series will rank pari passu in right of payment with all other payment obligations relating to External Indebtedness of Turkey.

FORM OF DEBT SECURITIES

         Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

         o    only in fully registered form;

         o    without interest coupons; and

         o    in denominations of $1,000 and greater multiples.

         Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

PAYMENT

         Unless otherwise specified in the applicable prospectus supplement, principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date; provided, however, unless otherwise specified in the prospectus supplement, interest will be paid by check mailed to the registered holders of the debt securities, their registered addresses.

         The register of holders of debt securities will be kept at the New York office of the fiscal agent.

         Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Turkey. After the return of these moneys to Turkey, the holder of this debt security may look only to Turkey for any payment.

         Turkey may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Turkey and is not a trustee for the holders of the debt securities.

NEGATIVE PLEDGE

         Turkey undertakes that it will not, so long as any of the debt securities remain outstanding, create or permit to exist (i) any Lien (other than a Permitted Lien) for any purpose upon or with respect to any International Monetary Assets of Turkey; or (ii) any Lien (other than a Permitted Lien) upon or with respect to any other assets of Turkey to secure External Indebtedness of any Person, unless the debt securities at the same time share pari passu and pro rata in such security.

DEFINITIONS

         "EXPORTABLE ASSETS" means goods which are sold or intended to be sold for a consideration consisting of or denominated in Foreign Currency and any right to receive Foreign Currency in connection with the sale thereof.

         "EXTERNAL INDEBTEDNESS" of any Person means (i) each obligation, direct or contingent, of such Person to repay a loan, deposit, advance or similar extension of credit, (ii) each obligation of such Person evidenced by a note, bond, debenture or similar written evidence of indebtedness; and (iii) each Guarantee by such Person of an obligation constituting External Indebtedness of another Person; if in each case such obligation is denominated in a Foreign Currency or payable at the option of the payee in a Foreign Currency; provided that, (i) an obligation (or Guarantee thereof) which by its terms is payable only by a Turkish Person to another Turkish Person in the Republic is not External Indebtedness; (ii) an obligation to the extent that it is owing only to an individual who is a Turkish citizen is not External Indebtedness; and
(iii) an obligation is deemed to be denominated in a Foreign Currency if the terms thereof or of any applicable governmental program contemplate that payment thereof will be made to the holder thereof in such Foreign Currency by the obligor, Turkey or any other Turkish Person.

         "FOREIGN CURRENCY" means any currency other than the lawful currency of Turkey.

         "GUARANTEE" includes a suretyship or any other arrangement whereby the respective party is directly or indirectly responsible for any External Indebtedness of another Person, including without limitation, any obligation of such party to purchase goods or services or supply funds or take any other action for the purpose of providing for the payment or purchase of such External Indebtedness (in whole or in part).

         "INTERNATIONAL MONETARY ASSETS" means all official holdings of gold, Special Drawing Rights, Reserve Positions in the International Monetary Fund and Foreign Exchange which is owned or held by Turkey or any monetary authority of Turkey, all as defined by the International Monetary Fund.

         "LIEN" means any lien, mortgage, deed of trust, charge, pledge, hypothecation, security interest or other encumbrance.

         "PERMITTED LIEN" means

                  (1) any Lien on Foreign Currency (or deposits denominated in Foreign Currency) securing obligations with respect to a letter of credit issued in the course of ordinary commercial banking transactions (and expiring within one year thereafter) to finance the importation of goods or services into the Republic;

                  (2) any Lien on Exportable Assets (but not official holdings of gold), documents of title relating thereto, insurance policies insuring against loss or damage with respect thereto and proceeds of the foregoing, securing External Indebtedness incurred to finance the business of producing or exporting Exportable Assets; provided that (x) the proceeds of the sale of such Exportable Assets are expected to be received within one year after such Exportable Assets or documents become subject to such Lien; and (y) such External Indebtedness (i) is to be repaid primarily out of proceeds of sale of the Exportable Assets subject to such Lien; and (ii) does not arise out of financing provided by the tender on condition that other External Indebtedness be repaid;

                  (3) any Lien securing External Indebtedness incurred for the purpose of financing any acquisition of assets (other than International Monetary Assets provided that the assets which are subject to such Lien are (x) tangible assets acquired in such acquisition (including, without limitation, documents evidencing title to such tangible assets); (y) claims which arise from the use, failure to meet specifications, sale or loss of, or damage to, such assets; or
         (z) rent or charter hire payable by a lessee or charter of such assets;

                  (4) any Lien on or with respect to assets (other than international Monetary Assets) existing at the time of the acquisition thereof, provided that such Lien was not incurred in contemplation of such acquisition;

                  (5) any Lien on or with respect to assets (other than International Monetary Assets) acquired (or deemed to be acquired) under a financial lease, or claims arising from the use, operation, failure to meet specifications, sale or loss of, or damage to, such assets, provided that (x) such Lien secures only rentals and other amounts payable under such lease; and (y) such assets were not owned by the Republic for more than 120 days prior to becoming subject to such lease;

                  (6) any Lien on any assets which arose pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

                  (7) any Lien arising by operation of Law (and not pursuant to any agreement) which has not been foreclosed or otherwise enforced against the assets to which it applies, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and banker's liens with respect to property held by financial institutions, provided that such Lien arises in the ordinary course of the activities of the owner of the assets subject thereto and not with a view to securing any External Indebtedness;

                  (8) any Lien securing External Indebtedness incurred in connection with any Project Financing, provided that the assets to which such Lien applies (x) are not official holdings of gold; and (y) are (i) assets which are the subject of such Project Financing or (ii) revenues or claims which arise from the use, operation, failure to meet specifications, exploitation, sale or loss of, or damage to, such assets;

                  (9) Liens on assets (other than official holdings of gold) in existence on [the initial date of issuance of the securities of a series] provided that such Liens remain confined to the assets affected thereby on [the initial date of issuance of the securities of such series], and secure only those obligations so secured on [the initial date of issuance of the securities of such series];

                  (10) any Lien arising in connection with contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals; and

                  (11) any Lien or Liens which otherwise would not be permissible pursuant to the negative pledge and which secure(s) indebtedness in an aggregate amount not exceeding $50,000,000 (or the equivalent thereof in other currencies or composite currency units).

         "PERSON" means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other judicial entity, including without limitation, a government or governmental body or agency or instrumentality or an international organization or agency.

         "PROJECT FINANCING" mean any financing of the acquisition, construction or development of any asset in connection with a project if the Person or Persons providing such financing expressly agree to look to the asset financed and the revenues to be generated by the use, exploitation, operation of or loss of or damage to, such asset as a principal source of repayment for the moneys advanced and at the time of such financing it was reasonable to conclude that such project would generate sufficient income to repay substantially all of the principal of and interest on all External Indebtedness incurred in connection with such project.

         "TURKISH PERSON" means Turkey and any person who is a resident or national of Turkey or which principal place of business, seat or head office in Turkey or any Person incorporated or organized under the Laws of Turkey.

DEFAULT; ACCELERATION OF MATURITY

         Any of the following events will be an event of default with respect to any series of debt securities:

                  (a) Turkey fails to pay, when due, principal of or any interest on the debt securities of a securities and such failure continues for a period of 30 days; or

                  (b) Turkey defaults in performance or observance of or compliance with any of its other obligations set forth in the debt securities of a series, which default is not remedied within 60 days after written notice of such default shall have been given to Turkey by the holder of any debt securities of a series at the corporate trust office of the fiscal agent in the City of New York; or

                  (c) any other present or future External Indebtedness (as defined above) of Turkey for or in respect of moneys borrowed or raised in an amount in aggregate of not less than $40,000,000 (or its equivalent in other currencies or composite currency units), becomes due and payable prior to its stated maturity otherwise than at the option of Turkey or any such amount of External Indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

                  (d) Turkey ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

                  (e) Turkey announces its inability to pay its debts as they mature; or

                  (f) it becomes unlawful for Turkey to perform or comply with any of its payment obligations under any of the debt securities of a series.

         If one or more of the events described above occurs, each holder of debt securities of any series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable. Holders of debt providing a written demand to Turkey and the fiscal agent at a time when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent all defaults have been cured.

         No periodic evidence is required to be furnished by Turkey as to the absence of defaults.

REPURCHASE

         Turkey may at any time purchase debt securities in any manner and for any consideration. If Turkey purchases debt securities of a series by tender, tenders must be available to all holders of debt securities of that series. These debt securities purchased by Turkey may, at its discretion, be held or cancelled but may not be resold.

MEETINGS AND AMENDMENTS

         GENERAL. A meeting of holders of debt securities of any series may be called at any time:

         o to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

         o to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

         The fiscal agent may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by the fiscal agent. If Turkey or the holders of at least 10% in aggregate principal amount of the outstanding (as defined in the fiscal agency agreement) debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

         NOTICE. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date.

         VOTING; QUORUM. A person that holds outstanding debt securities of a series will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities shall constitute a quorum.

         At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

         REGULATIONS. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

         o    the proof of the holding of debt securities of a series;

         o    the adjournment and chairmanship of such meeting;

         o the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

         o other matters concerning the conduct of the meeting, that the fiscal agent deems appropriate.

         AMENDMENTS. Unless the unanimous consent of holders of debt securities of an affected series is required as specified below:

         o the affirmative vote, in person or (in the case of registered owners of the debt securities of that series) by proxy, of the holders of at least 66-2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duty called and held meeting (or any other percentage as may be set forth in the text of the debt securities of that series); or

         o the written consent of the holders of 66-2/3% in aggregate principal amount of the outstanding debt securities of a series (or any other percentage as may be set forth in the text of the debt securities of that series);

(i) Turkey and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

         The written consent or affirmative vote of the holders of 100% in aggregate principle amounts of each debt security of an affected series is required to:

         o change the due date for the payment of the principal of, or any installment of interest on, any debt security of such series;

         o    reduce the principal amount of any debt security of such series;

         o reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt security;

         o    reduce the interest rate on the debt security;

         o reduce the premium payable, if any, upon the redemption of the debt security;

         o change the currency in which any amount in respect of the debt securities of that series is payable;

         o shorten the period, if any, during which Turkey is not permitted to redeem the debt securities;

         o reduce the proportion of the principal amount of the debt securities of that series that is required;

         o to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

         o to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action;

         o    change the obligation of Turkey to pay additional amounts.

         Turkey and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

         o    adding to the covenants of Turkey;

         o    surrendering any right or power conferred upon Turkey;

         o securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

         o correcting or supplementing an defective provision contained in the fiscal agency agreement or in the debt securities of that series: amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the Fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

         Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

PAYMENT OF ADDITIONAL AMOUNTS

         All payments of principal and interest in respect of the debt securities by Turkey will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Turkey or any authority of or within Turkey having power to tax (together, "Taxes"), unless that withholding or deduction is required by law. In that event, Turkey shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had that withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

         o to a holder (or a third party on behalf of a holder) where that holder is liable to pay those Taxes in respect of any debt security by reason of that holder's having some connection with Turkey other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security; or

         o presented for payment more than 30 days after the Relevant Date (see below) except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period.

         The term "Relevant Date" in respect of any debt security means the later of:

         o the date on which payment in respect of the debt security first becomes due and payable; or

         o if the Fiscal agent has not received the full amount of the money payable on or before that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys have been received and are available for payment; or

         o any reference in this section to "principal" and/or "Interest" includes any additional amounts that may be payable under the debt securities.

         Upon not less than 30 days prior notice to holders of the debt securities, Turkey will have the right to require each holder to present at the office of any paying agency five business days prior to each record date a certificate in such form as Turkey may from time to time reasonably prescribe in order to comply with applicable law or regulation, to enable Turkey to determine its duties and liabilities with respect to (i) any taxes, assessments or governmental charges which Turkey or the Fiscal Agent may be required to deduct or withhold from payments in respect of such securities under any present or future law of the United States or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. Turkey will be entitled to determine its duties and liabilities with respect to such deduction, withholding, reporting or requirements of the basis of information contained in such certificate or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation and shall be entitled to act in accordance with such determination, but shall not be entitled to withhold all or part of any such payment except as required by applicable law.

GLOBAL SECURITIES

         The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

         LIMITATIONS ON YOUR ABILITY TO OBTAIN DEBT SECURITIES REGISTERED IN YOUR NAME. The global security will not be registered in the name or any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

         o the depositary notifies Turkey that it is unwilling, unable or no longer qualified to continue to act as depositary and Turkey does not appoint a successor depositary within 90 days; or

         o at any time Turkey decides it no longer wishes to have all or part of the debt securities represented by a global security.

         In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

         o    only in fully registered form;

         o    without interest coupons, and

         o in denominations of $1,000 and greater multiples unless otherwise specified in a prospectus supplement.

         The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

         o You cannot get debt securities registered in your name for so long as they are represented by the global security;

         o You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

         o You will not be considered to be the owner or holder or the global security or any debt securities represented by the global security for any purpose;

         o You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

         o All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

         BENEFICIAL INTERESTS IN AND PAYMENTS ON GLOBAL SECURITY. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers are called participants. Only participant and persons that hold beneficial interests through participants, can own a beneficial interest in the global security the depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

         When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants' accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners beneficial interests in the global security.

         The depositary and its participants establish policies and procedures that govern payments, transfers, and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Turkey has no responsibility or liability or the records of owners of beneficial interests in the global security. Also, Turkey is not responsible for supervising or reviewing those records or payments. Turkey has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

GOVERNING LAW AND CONSENT TO SERVICE

         Turkey is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts of the United States against the Republic. The debt securities will provide that they will be governed by and interpreted in accordance with the laws of the State of New York except with respect to their authorization and execution and any other matters required to be governed by the laws of Turkey, which will be governed by the laws of Turkey.

         Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in any state or federal court in the City of New York or in any competent court in Turkey. Turkey will appoint the Economic Counselor of the Republic in New York, New York, as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities which may be instituted in any state or federal court in the City or State of New York by the holder of any debt securities. Such appointment shall be irrevocable until all amounts in respect of the principal, premium, if any, and interest, if any, due to become due on or in respect of all the debt securities issuable under the fiscal agency agreement have been paid by Turkey to the fiscal agent, except that, if for any reason the authorized agent ceases to be able to act as such authorized agent or no longer has an address in New York, Turkey will appoint another person in New York as its authorized agent.

         The Economic Counselor is not the agent for service for actions under the United States federal securities laws or state securities laws and Turkey's waiver of immunity does not extend to such actions. Because Turkey has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Turkey based on such laws unless a court were to determine that Turkey is not entitled under the United States Foreign Sovereign Immunities Act of 1976 (the "Immunities Act") to sovereign immunity with respect to such actions.

         Under the laws of Turkey, assets of Turkey are immune from attachment or other forms of execution whether before or after judgment. The Immunities Act may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities. Under the laws of Turkey, assets of Turkey are immune from attachment or other forms of execution whether before or after judgment.

                              PLAN OF DISTRIBUTION

         Turkey may sell any combination of the debt securities in any of three ways:

         o    through underwriters or dealers;

         o    directly to one or more purchasers;

         o    or through agents.

         Each prospectus supplement will set forth, including:

         o    the name or names of any underwriters or agents;

         o    the purchase price of the securities of that series;

         o    the net proceeds to Turkey from the sale of these securities;

         o any underwriting discounts, agent commissions or other items constituting underwriters or agents' compensation;

         o    any initial public offering price; and

         o any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

         The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

         Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Turkey may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

         Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

         Turkey may also sell securities of any series directly to the public or through agents designated by Turkey from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

         Turkey may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities front Turkey under "delayed delivery" contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

         Turkey may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities.

         Agents and underwriters may engage in transactions with or perform services for Turkey in the ordinary course of business.

                           VALIDITY OF THE SECURITIES

         The validity of the debt securities and warrants will be passed upon for Turkey by the First Legal Advisor, Undersecretariat of Treasury and Foreign Trade, Prime Ministry, the Republic of Turkey. Certain legal matters of United States Law will be passed upon for Turkey by Arnold & Porter, United States counsel to Turkey, and for the underwriters, if any, by United States counsel and Turkish counsel to the underwriters named in the applicable prospectus supplement.

         As to all matters of Turkish law, Arnold & Porter may rely on the opinion of the First Legal Advisor, Undersecretariat of Treasury and Foreign Trade, Prime Ministry, the Republic of Turkey. As to all matters of United States law, the First Legal Advisor, Undersecretariat of Treasury and Foreign Trade, Prime Ministry, the Republic of Turkey may rely on the opinion of Arnold & Porter. Certain statements with respect to matters of Turkish law in this prospectus have been passed upon by the First Legal Advisor, Undersecretariat of Treasury and Foreign Trade, Prime Ministry, the Republic of Turkey.

                               OFFICIAL STATEMENTS

         The information set forth herein and in the documents incorporated by reference has been reviewed by Aydin Karaoz, Director General of Foreign Economic Relations, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey, in his official capacity, and is included herein on his authority. Information included herein or therein which is identified as being taken or derived from a publication of Turkey or an agency, instrumentality or SEE of Turkey is included on the authority of such publication as a public official document of Turkey.

                                AUTHORIZED AGENT

         The authorized agent of Turkey in the United States is the Economic Counselor, Embassy of Turkey, Office of the Chief Counselor for Economic Affairs, 2525 Massachusetts Avenue, NW, Washington, D.C. 20008.

                        PRINCIPAL OFFICE OF THE REPUBLIC

                       THE UNDERSECRETARIAT OF TREASURY OF
                           THE REPUBLIC PRIME MINISTRY
                               Ismet Inonu Bulvari
                                   06510 Emek
                                     Ankara





            FISCAL AGENT, PAYING AGENT, TRANSFER AGENT AND REGISTRAR
                               JPMORGAN CHASE BANK
                          4 New York Plaza - 15th Floor
                               New York, NY 10004





                         LEGAL ADVISERS TO THE REPUBLIC

         As to United States Law                     As to Turkish Law
           ARNOLD & PORTER                      THE FIRST LEGAL ADVISER TO
           399 Park Avenue                     UNDERSECRETARIAT OF TREASURY
      New York, New York 10022-4690                 Ismet lnonu Bulvari
                                                         06510 Emek
                                                           Ankara




                       LEGAL ADVISERS TO THE UNDERWRITERS

         As to United States Law                     As to Turkish Law
         CLIFFORD CHANCE US LLP                        PEKIN & PEKIN
             200 Park Avenue                       Lamartine Caddessi 10
      New York, New York 10166-0153                     80090 Taksim
                                                         Istanbul





                         LISTING AGENT AND SPECIAL AGENT

                        KREDIETBANK S.A. LUXEMBOURGEOISE
                               43, Boulevard Royal
                                L-2955 Luxembourg

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                                  $250,000,000


                                     [LOGO]



                               TURKIYE CUMHURIYETI
                            (The Republic of Turkey)




                              10.50% NOTES DUE 2008





                              PROSPECTUS SUPPLEMENT
                                November 22, 2002







JPMORGAN                                                    SALOMON SMITH BARNEY




================================================================================